Exhibit 99.1

Cango Inc. Reports Second Quarter 2022 Unaudited Financial Results

SHANGHAI, August 29, 2022 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter 2022 Financial and Operational Highlights

•

Total revenues were RMB289.2 million (US$43.2 million), compared with RMB946.7 million in the same period of 2021. Car trading transactions revenues were RMB218.6 million (US$32.6 million), or 75.6% of total revenues in the second quarter of 2022, compared with RMB522.5 million in the same period of 2021.

•

The total outstanding balance of financing transactions the Company facilitated was RMB36,594.4 million (US$5,463.4 million) as of June 30, 2022. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.21% and 1.07%, respectively, as of June 30, 2022, compared with 1.76% and 0.80%, respectively, as of March 31, 2022.

•

“Cango Haoche” platform had engaged 8,237 dealers in China’s 31 provinces and 305 cities as of June 30, 2022. There were 22 self-owned vehicle models listed on the platform including nine car brands and 12 car series. During the second quarter, total sales were 2,291 cars, including 1,329 new energy vehicles (NEVs).

•

Car dealer activity and transaction conversion rate on “Cango Haoche” platform both improved significantly in the second quarter of 2022 compared with the previous quarter. Users’ daily activity rate on the platform rose by nearly 50% and the quarterly dealer activity rate increased by nearly 70%, both on a quarter-over-quarter basis.

Mr. Jiayuan Lin, Chief Executive Officer (CEO) of Cango, commented, “The macro conditions and COVID-19 outbreaks during the second quarter continued to impact our performance and outlook in the short-term. Total revenues came in at RMB289.2 million for the second quarter, of which revenues from our car trading transactions business accounted for over three-fourths of total revenues. Longer-term and benefitting from the nation’s policy stimulus, we foresee a steady upward trend for the automotive market with huge potential in the NEV and used car segments. Galvanized by this opportunity, our efforts are focused on expanding our tech-enabled car trading platform, where we are placing equal emphasis on new and used car trading, and monetizing through multiple channels including financing and insurance services.

“With the successful debut of our ‘Cango Haoche’ App in June, we are committed to providing safe, secure, sustained and stable end-to-end professional car transaction-related services for all participants in the automobile industry chain. We are not only solving the pain points of small- and medium-sized dealers in terms of vehicle sources and capital needs, but also helping OEMs to penetrate lower-tier markets and grow their sales. We also significantly improved car dealer activity and transaction conversion rate on our platform in the second quarter. Furthermore, we explored the used car matching business during the quarter and have made good progress. As of June 30, 2022, just two months after the launch of our used car business, the number of registered used car dealers exceeded 1,500 with increasing engagement, outpacing our expectations.

“While there remain market uncertainties stemming from supply chain issues, unexpected COVID recurrences, and a highly complex external environment, we will continue to invest strategically, tailoring our resource allocation with an eye toward the future development of the NEV and used car segments while leveraging our platform model’s advantages to strengthen our business fundamentals,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer (CFO) of Cango, stated, “Macro headwinds and a wave of COVID resurgence across China posed ongoing challenges to the domestic auto industry, as expected. Months of pandemic-related disruptions significantly impeded our business, resulting in a slump in total revenues for the second quarter. Amid this harsh environment, we remained focused on our long-term strategy, advancing our car trading transaction platform and continuing to implement cost control initiatives. Despite the COVID-induced decline, we remain confident in our platform model’s potential and are positioned to capturing the opportunities that emerge as the automotive market recovers. Meanwhile, we will continue to create value for participants across our platform with continuous improvements in operating efficiency and cost structure.”

Second Quarter 2022 Financial Results

REVENUES

Total revenues in the second quarter of 2022 were RMB289.2 million (US$43.2 million) compared with RMB946.7 million in the same period of 2021. Revenues from car trading transactions in the second quarter of 2022 were RMB218.6 million (US$32.6 million), continuing to serve as an important revenue contributor.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2022 were RMB643.3 million (US$96.0 million) compared with RMB933.5 million in the same period of 2021.

•

Cost of revenue in the second quarter of 2022 decreased to RMB272.7 million (US$40.7 million) from RMB697.8 million in the same period of 2021. As a percentage of total revenues, cost of revenue in the second quarter of 2022 was 94.3% compared with 73.7% in the same period of 2021. The change was primarily due to an increase in car trading transactions’ share of total revenues. Car trading transactions normally present a higher cost-revenue ratio, thus pushing up the overall ratio.

•

Sales and marketing expenses in the second quarter of 2022 decreased to RMB41.8 million (US$6.2 million) from RMB60.9 million in the same period of 2021. As a percentage of total revenues, sales and marketing expenses in the second quarter of 2022 was 14.5% compared with 6.4% in the same period of 2021.

•

General and administrative expenses in the second quarter of 2022 were RMB124.7 million (US$18.6 million) compared with RMB64.7 million in the same period of 2021. As a percentage of total revenues, general and administrative expenses in the second quarter of 2022 was 43.1% compared with 6.8% in the same period of 2021. This change was mainly due to the expenses arising from the 12,000,000 Class A ordinary shares options granted to the Company’s Chairman Mr. Xiaojun Zhang and CEO Mr. Jiayuan Lin in the second quarter. These share options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding Cango’s profitable investment in Li Auto Inc., a provider of new energy passenger vehicles in China.

•

Research and development expenses in the second quarter of 2022 were RMB12.9 million (US$1.9 million) compared with RMB15.6 million in the same period of 2021. As a percentage of total revenues, research and development expenses in the second quarter of 2022 was 4.4% compared with 1.7% in the same period of 2021.

•

Net loss on risk assurance liabilities in the second quarter of 2022 was RMB53.1 million (US$7.9 million) compared with RMB35.9 million in the same period of 2021. Net loss on risk assurance liabilities was mainly due to a sequential increase in the default rate since 2021.

INCOME (LOSS) FROM OPERATIONS

Loss from operations in the second quarter of 2022 was RMB354.1 million (US$52.9 million), compared with an income of RMB13.2 million in the same period of 2021.

NET LOSS

Net loss in the second quarter of 2022 was RMB285.8 million (US$42.7 million). Non-GAAP adjusted net loss in the second quarter of 2022 was RMB189.6 million (US$28.3 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the second quarter of 2022 were both RMB2.08 (US$0.31). Non-GAAP adjusted basic and diluted net loss per ADS in the second quarter of 2022 were both RMB1.38 (US$0.21). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of June 30, 2022, the Company had cash and cash equivalents of RMB1,280.7 million (US$191.2 million), compared with RMB2,137.0 million as of March 31, 2022.

As of June 30, 2022, the Company had short-term investments of RMB2,116.2 million (US$315.9 million), compared with RMB1,874.1 million as of March 31, 2022.

Business Outlook

For the third quarter of 2022, the Company expects total revenues to be between RMB350 million and RMB400 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on August 19, 2021, the Company had repurchased 7,984,500 ADSs with cash in the aggregate amount of approximately US$28.4 million up to June 30, 2022.

Conference Call Information

The Company’s management will hold a conference call on Monday, August 29, 2022, at 9:00 P.M. Eastern Time or Tuesday, August 30, 2022, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through September 5, 2022, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	5247601

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at

http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transaction, auto financing and after-market services. By working with platform participants, Cango endeavors to makes car purchase simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,434,806,922	1,280,691,159	191,202,156
Restricted cash—current	61,293,114	13,180,416	1,967,784
Short-term investments	2,598,935,704	2,116,239,567	315,946,248
Accounts receivable, net	223,544,396	236,616,905	35,325,974
Finance lease receivables—current, net	1,414,164,625	1,125,086,470	167,970,987
Financing receivables, net	62,296,261	67,805,244	10,123,056
Short-term contract asset	829,940,692	654,377,460	97,695,982
Prepayments and other current assets	982,948,637	657,589,050	98,175,460

Total current assets	7,607,930,351	6,151,586,271	918,407,647

Non-current assets:
Restricted cash—non-current	1,114,180,729	921,103,121	137,517,075
Goodwill	148,657,971	148,657,971	22,194,051
Property and equipment, net	19,545,933	17,360,611	2,591,871
Intangible assets	45,931,544	45,659,520	6,816,787
Long-term contract asset	495,456,805	280,781,629	41,919,593
Deferred tax assets	474,570,361	579,388,656	86,500,449
Finance lease receivables—non-current, net	1,029,262,174	584,494,426	87,262,720
Other non-current assets	11,568,164	11,839,302	1,767,561

Total non-current assets	3,339,173,681	2,589,285,236	386,570,107

TOTAL ASSETS	10,947,104,032	8,740,871,507	1,304,977,754

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	579,776,131	252,168,334	37,647,741
Long-term debts—current	938,014,362	858,543,903	128,177,230
Accrued expenses and other current liabilities	719,035,377	365,787,374	54,610,615
Risk assurance liabilities	699,022,914	612,252,485	91,406,889
Income tax payable	481,854,105	322,909,760	48,209,158

Total current liabilities	3,417,702,889	2,411,661,856	360,051,633

Non-current liabilities:
Long-term debts	486,371,672	273,594,919	40,846,646
Deferred tax liability	51,471,040	10,724,133	1,601,071
Other non-current liabilities	991,610	177,972,200	26,570,550

Total non-current liabilities	538,834,322	462,291,252	69,018,267

Total liabilities	3,956,537,211	2,873,953,108	429,069,900

Shareholders’ equity
Ordinary shares	204,260	204,260	30,495
Treasury shares	(485,263,213)	(546,224,976)	(81,549,242)
Additional paid-in capital	4,671,769,821	4,787,583,542	714,767,403
Accumulated other comprehensive income	(187,517,110)	(30,726,360)	(4,587,325)
Retained earnings	2,991,373,063	1,656,081,933	247,246,523

Total Cango Inc.’s equity	6,990,566,821	5,866,918,399	875,907,854

Total shareholders’ equity	6,990,566,821	5,866,918,399	875,907,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,947,104,032	8,740,871,507	1,304,977,754

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	946,746,211	289,191,585	43,175,167	2,070,532,922	1,076,885,456	160,774,765
Loan facilitation income and other related income	303,346,685	14,599,571	2,179,659	715,037,501	120,498,214	17,989,910
Leasing income	64,708,395	42,718,041	6,377,636	137,836,071	92,840,092	13,860,661
After-market services income	51,866,024	10,544,538	1,574,258	114,395,515	36,323,244	5,422,918
Automobile trading income	522,544,976	218,612,145	32,637,934	1,094,109,857	817,913,471	122,111,266
Others	4,280,131	2,717,290	405,680	9,153,978	9,310,435	1,390,010
Operating cost and expenses:
Cost of revenue	697,786,112	272,661,870	40,707,345	1,466,833,661	959,643,012	143,270,929
Sales and marketing	60,885,719	41,798,207	6,240,308	118,729,278	95,643,408	14,279,185
General and administrative	64,658,358	124,670,110	18,612,757	126,048,975	175,553,986	26,209,520
Research and development	15,638,883	12,857,670	1,919,600	29,233,130	27,343,292	4,082,246
Net loss on risk assurance liabilities	35,903,834	53,144,802	7,934,310	57,642,765	152,065,685	22,702,809
Provision for credit losses	58,636,181	138,198,835	20,632,543	99,268,133	209,854,830	31,330,501

Total operation cost and expense	933,509,087	643,331,494	96,046,863	1,897,755,942	1,620,104,213	241,875,190

Income (Loss) from operations	13,237,124	(354,139,909)	(52,871,696)	172,776,980	(543,218,757)	(81,100,425)

Interest income, net	6,288,829	7,153,803	1,068,035	12,848,280	12,500,971	1,866,346
Net gain (loss) on equity securities	601,252,857	1,655,350	247,137	166,008,740	(17,589,345)	(2,626,020)
Interest expense	(234,274)	(4,245,737)	(633,872)	(813,242)	(8,585,969)	(1,281,851)
Foreign exchange gain (loss), net	(938,526)	3,641,027	543,591	(735,132)	3,251,940	485,502
Other income	7,568,769	3,047,649	455,002	11,176,345	37,537,026	5,604,130
Other expenses	(193,817)	(691,665)	(103,263)	(6,479,822)	(823,210)	(122,902)
Net income (loss) before income taxes	626,980,962	(343,579,482)	(51,295,066)	354,782,149	(516,927,344)	(77,175,220)

Income tax expenses	(69,243,099)	57,794,491	8,628,490	(70,915,821)	94,980,503	14,180,216
Net income (loss)	557,737,863	(285,784,991)	(42,666,576)	283,866,328	(421,946,841)	(62,995,004)

Net income (loss) attributable to Cango Inc.’s shareholders	557,737,863	(285,784,991)	(42,666,576)	283,866,328	(421,946,841)	(62,995,004)

Earnings (loss) per ADS attributable to ordinary shareholders:
Basic	3.85	(2.08)	(0.31)	1.93	(3.05)	(0.46)
Diluted	3.75	(2.08)	(0.31)	1.89	(3.05)	(0.46)
Weighted average ADS used to compute earnings (loss) per ADS attributable to ordinary shareholders:
Basic	144,829,122	137,612,565	137,612,565	147,012,155	138,416,992	138,416,992
Diluted	148,579,948	137,612,565	137,612,565	150,005,282	138,416,992	138,416,992
Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(42,140,854)	173,077,605	25,839,806	(31,858,589)	156,790,750	23,408,243

Total comprehensive income (loss)	515,597,009	(112,707,386)	(16,826,770)	252,007,739	(265,156,091)	(39,586,761)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	515,597,009	(112,707,386)	(16,826,770)	252,007,739	(265,156,091)	(39,586,761)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Net income (loss)	557,737,863	(285,784,991)	(42,666,576)	283,866,328	(421,946,841)	(62,995,005)
Add: Share-based compensation expenses	20,522,138	96,217,718	14,364,927	40,433,303	119,072,008	17,776,983
Cost of revenue	783,983	1,104,953	164,965	1,454,657	2,000,393	298,651
Sales and marketing	4,004,166	2,253,413	336,426	7,521,055	6,773,229	1,011,216
General and administrative	14,987,159	92,068,794	13,745,509	29,678,982	108,407,806	16,184,860
Research and development	746,830	790,558	118,027	1,778,609	1,890,580	282,256

Non-GAAP adjusted net income (loss)	578,260,001	(189,567,273)	(28,301,649)	324,299,631	(302,874,833)	(45,218,022)

Net income (loss) attributable to Cango Inc.’s shareholders	578,260,001	(189,567,273)	(28,301,649)	324,299,631	(302,874,833)	(45,218,022)

Non-GAAP adjusted net income (loss) per ADS-basic	3.99	(1.38)	(0.21)	2.21	(2.19)	(0.33)
Non-GAAP adjusted net income (loss) per ADS-diluted	3.89	(1.38)	(0.21)	2.16	(2.19)	(0.33)
Weighted average ADS outstanding—basic	144,829,122	137,612,565	137,612,565	147,012,155	138,416,992	138,416,992
Weighted average ADS outstanding—diluted	148,579,948	137,612,565	137,612,565	150,005,282	138,416,992	138,416,992